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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 --------------

                                   FORM 11-K

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[X]  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934 (No Fee Required)

For the Fiscal Year Ended February 28, 2001


                                       OR


[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from                    to
                               ------------------    ------------------

Commission file number 0-18348

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              BE Aerospace, Inc. 1994 Employee Stock Purchase Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         BE Aerospace, Inc.
                         1400 Corporate Center Way
                         Wellington, Florida 33414-2105

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BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN
PURCHASE PLAN

Financial Statements as of February 28, 2001 and February 29, 2000, and the Three Fiscal Years in the Period Ended February 28, 2001, and Independent Auditors' Report
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BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS
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
                                                                            PAGE
INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:
Statements of net assets available for benefits
  as of February 28, 2001 and February 29, 2000                               2
Statements of changes in net assets available for benefits for the fiscal
  years ended February 28, 2001, February 29, 2000, and February 28, 1999     3
Notes to financial statements for the fiscal years ended
  February 28, 2001, February 29, 2000, and February 28, 1999                 4
SIGNATURE                                                                     6
INDEPENDENT AUDITOR'S CONSENT                                                 7

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INDEPENDENT AUDITORS' REPORT



The Benefits Administrative Committee
BE Aerospace, Inc.
1994 Employee Stock Purchase Plan
Wellington, Florida


We have audited the accompanying statements of net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the Plan) as of February 28, 2001 and February 29, 2000, and the related statements of changes in net assets available for benefits for the three fiscal years in the period ended February 28, 2001. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of BE Aerospace, Inc. 1994 Employee Stock Purchase Plan as of February 28, 2001 and February 29, 2000, and the changes in net assets available for benefits for the three fiscal years in the period ended February 28, 2001 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Costa Mesa, California
May 30, 2001
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BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF FEBRUARY 28, 2001 AND FEBRUARY 29, 2000
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
                                                     2001             2000
ASSETS - Cash and cash equivalents                $795,286        $1,024,881

LIABILITIES - Stock subscribed                     792,581         1,021,363
                                                   --------        ---------

NET ASSETS AVAILABLE FOR BENEFITS                  $ 2,705           $ 3,518
                                                   ========          =======







See notes to financial statements                                              2
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BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE FISCAL YEARS ENDED FEBRUARY 28, 2001, FEBRUARY 29, 2000,
AND FEBRUARY 28, 1999
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
                                                     2001              2000              1999

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of period                             $    3,518        $      703        $    5,070

ADDITIONS TO NET ASSETS ATTRIBUTED TO -
  Participant payroll deductions                   1,774,952         2,356,325         2,167,239

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
  Purchase of BE Aerospace common stock            1,775,765         2,353,510         2,171,606
                                                  ----------        ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of period                                   $    2,705        $    3,518        $      703
                                                  ==========        ==========        ==========






See notes to financial statements                                              3
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BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED FEBRUARY 28, 2001, FEBRUARY 29, 2000,
AND FEBRUARY 28, 1999
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1.       GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description of Plan - Effective April 1, 1994, BE Aerospace, Inc. (the Company) adopted the BE Aerospace, Inc. 1994 Employee Stock Purchase Plan (the Plan), as amended and restated.

         The Company is the Plan sponsor. All employees (participants) with a minimum of 90 days' service, who generally complete a minimum of 20 hours of service per week, are eligible to participate. Under the Plan, contributions are made by participants who choose to contribute from 2% to 15% of their total gross pay.

         Common stock of the Company is purchased twice each year on approximately February 28 and August 31. The purchase price is 85% of the lesser of the fair value of either the first day or last day of each Option Period, which is approximately six months in length ending on each purchase date. Participants are allocated a pro rata share of stock consistent with the balance of the participant account. The stock is then issued by the Plan transfer agent, American Stock Transfer & Trust Company, directly to the participant. The maximum number of shares available for each option period to an individual is the largest whole number of shares which, when multiplied by the fair market value of the Company stock at the beginning of the option period, produces a dollar amount of $12,500 or less.

         Stock Subscribed - The Plan issues the stock to participants subsequent to the end of each Option Period but dated the last day of the Option Period. Therefore, a liability for stock purchased by the Plan but not yet distributed to the participants has been reflected as stock subscribed in the accompanying statements of net assets available for benefits as of February 28, 2001 and February 29, 2000.

         Stock purchased by the Plan for distribution to the participants for the years ended February 28, 2001 and February 29, 2000 was 187,934 and 241,645 shares, respectively. Amounts representing fractional shares due to employees are carried forward to the following distribution period.

         Termination Benefits and Vesting - Upon termination of employment with the Company, a participant is entitled to receive all contributions not yet used to acquire stock of the Company.

         Cash and Cash Equivalents - Cash and cash equivalents consist of highly liquid investments purchased with original maturities of 90 days or less.


                                                                               4
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BE AEROSPACE, INC.
1994 EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE FISCAL YEARS ENDED FEBRUARY 28, 2001, FEBRUARY 29, 2000,
AND FEBRUARY 28, 1999 (CONTINUED)
--------------------------------------------------------------------------------

         Income Tax - The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986. Plan assets consist of cash not yet used to purchase common stock. Such cash remains an asset of the Company until used to purchase common stock. Accordingly, Plan assets are not held in trust and, therefore, the Plan is not subject to income tax.

         Administrative Expenses - Administrative expenses have been paid directly by the Company and, accordingly, are not reflected in the Plan's financial statements. There is no written agreement requiring the Company to pay these expenses, and the Company may elect to stop paying Plan expenses at any time.

         New Accounting Pronouncement - Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Plan adopted SFAS No. 133 effective March 1, 2001. The adoption of SFAS No. 133 did not have a material impact on the financial position, results of operations, or cash flows of the Plan.


2.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan.


3.       SUBSEQUENT EVENT

         On April 26, 2001, the Company's Board of Directors unanimously approved, subject to stockholder approval, an increase in the number of shares available for purchase under the Plan from 1,000,000 to 1,500,000 shares.

                                     ******


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BE AEROSPACE, INC. 1994 EMPLOYEE STOCK PURCHASE PLAN



                                   SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   BE AEROSPACE, INC.
                                   1994 Employee Stock
                                     Purchase Plan




Date: June 28, 2001                By   /s/ Joseph A. Piegari
                                        ------------------------
                                        Plan Administrator
                                        BE AEROSPACE, INC.


























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                                                                      EXHIBIT 23
INDEPENDENT AUDITORS' CONSENT



We consent to the incorporation by reference in Registration Statement Nos. 333-49806, 333-89145, 333-67825, 333-35527, 333-30578, 333-14037, 33-48119, and
33-82894 of BE Aerospace, Inc. on Form S-8 of our report dated May 30, 2001, appearing in this Annual Report on Form 11-K of BE Aerospace 1994 Employee Stock Purchase Plan for the year ended February 28, 2001.



DELOITTE & TOUCHE LLP

Costa Mesa, California
June 28, 2001






























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